Exhibit 99.2
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Greenspoint at Paradise Valley Apartments
4202 East Cactus Road
Phoenix, AZ 85032

March 28, 2011
Mr. Trent Johnson
Vice President
Fox Partners II
4582 S. Ulster St., Suite 1100
Phoenix, AZ 80237

Re:	Greenspoint at Paradise Valley Apartments 4202 East Cactus Road Phoenix, Arizona 85032
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as authorized by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of February 28, 2011, the date the property was inspected by the appraiser. The report has been prepared for Fox Partners II for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 15.87-acre site improved with a 336-unit garden-style apartment complex containing 278,064 square feet of rentable area. Additional site improvements include a clubhouse, fitness center, swimming pool with surrounding patio/deck areas and spa, dog park, playground, some covered parking, business center, gated access, asphalt-paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Greenspoint at Paradise Valley Apartments, is classified as a Class B+/A- apartment community by local market standards. The property, originally developed in 1983 and extensively renovated between 2006 and 2008, is operating at stabilized occupancy and is in good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 28, 2011, is:
TWENTY-FIVE MILLION THREE HUNDRED THOUSAND DOLLARS
($25,300,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson	March 28, 2011
Fox Partners II	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
Certified General Real Estate Appraiser
(Certificate No. 31831)

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	3
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	11
Site Analysis	13
Improvement Analysis	15
Real Estate Assessments and Taxes	19

MARKET ANALYSIS
Apartment Market Analysis	21
Market Rent Analysis	25

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	34
Valuation Process	36
Income Capitalization Approach	38
Sales Comparison Approach	45
Reconciliation and Final Value Conclusion	52

ADDENDA
Additional Subject Property Photographs
Floor Plans
Improved Sales Photographs
Appraiser Qualifications
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page ii
CERTIFICATE OF APPRAISAL
I, Steven J. Goldberg, MAI, CCIM, certify that to the best of my knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
I have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Shari R. Goldberg, MAI made a personal inspection of the property that is the subject of this appraisal on February 28, 2011. Steven Goldberg, MAI did not inspect the subject property.
Eric S. Orme assisted in the preparation in this report by collecting and confirming market and factual data.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
I have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
I have not appraised or provided other services relative to the subject property in the past three years.
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified as a General Real Estate Appraiser in the State of Arizona (Certificate No. 31831).
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
Certified General Real Estate Appraiser
(Certificate No. 31831)
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page iv
15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page v
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Interior view of typical kitchen
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page vi
REGIONAL MAP
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page vii
NEIGHBORHOOD MAP

E PINNACLE PEAK RD
Pinnacle Peak Estates III
Pinnacle Peak Estates I
Pinnacle Paradise
Pinnacle Peak Village
Pinnacle Peak Estates II
Pinnacle Peak Country Club Estates
Phoenix Deer Valley
E DEER VALLEY RD
N 7TH ST
N CAVE CREEK RD
PIMA FWY
N 32ND ST
N TATUM BLVD
N SCOTTSDALE RD
51
Desert Bell Estates II
Parque Vista Estates
Paradise Valley Park
Valley View
Cave Creek
Quail Country Place
Pepper Ridge
Mountain Vista
W BELL RD
The Town Square
Paradise City
Turtle Creek
Greentrails
Suncrest Villas East
Moon Valley Canyon
Oakhurst
Windsong
Paradise Valley Miranda
Basking Ridge
Rancho Santa Fe
N 40TH ST
Country Trace
Desert Ridge
Montclair Terrace
Greenway Park V
Moon Valley Park
Sunset Hills
E GREENWAY RD
Sandalwood
Quail Valley
Sunset Ridge I
Sunset North
Lookout Mountain
Paradise Valley Oasis
Shadow Ridge II
Scottsdale
Santiago
Crossed Arrows Park
The Covey
Ridgegate
Venturoso Park
Mayflower Terrace
Kensington
Indian Bend Park
Paradise Village North II
N HAYDEN RD
N PIMA RD
Heritage Highlands
N 64TH ST
Shadow Mountain
4202 E Cactus Rd
Cobblestone Square
Desert Wind II
Cactus
Rancho San Carlos
E CACTUS RD
Buenavante
Village Fairways
Altadena Park
Links Point
Stony Mountain Villas
Stoney Mountain Park
Grato Park
Orangetree Estates
E SHEA BLVD
The Preserve
Phoenix Mountains Preserve
Estados de La Mancha II
Country Horizons
E HATCHER RD
Norton Park
Vista del Cerro
E DOUBLETREE RANCH RD
Mountain View Park
E DUNLAP AVE
Sunnyslope Park
Sunnyslope
Heritage Terrace
Herberger Park One
Doubletree Canyon
Camelback Estates IV
El Paseo
Palmas Royale
The Pointe
Squaw Peak
Skyline Heights
Santo Tomas
N 17TH AVE
N 16TH ST
Sumida Park
Shoshone Park
Zuni Park
E GLENDALE AVE
E INDIAN BEND RD
McCormick Railroad Park
Clearview Hills
Paradise Valley
Windemere
Estate Monterra
Villa Novena
Herberger Park No 2
Biltmore Greens III
BETHANY HOME RD
E MCDONALD DR
Cinco Soles
Las Villas
Woodleaf
N 7TH AVE
Biltmore Gates
Echo Canyon Park
Talverde
Colony Biltmore IV
Camelback Mountain Park
Chaparral Park
E COLTER ST
Biltmore Villas
E CAMELBACK RD
Jokake
Indian Bend Wash Greenbelt
E HIGHLAND AVE
Chestnut Park
Tawa Park
E CAMELBACK RD
Madison Park
E INDIAN SCHOOL RD
Lafayette Parkway

DELORME
Data use subject to license.
© 2007 DeLorme. Street Atlas USA® 2008.
www.delorme.com

MN (11.0° E)

0 ½ 1 1½ 2 2½ mi

Data Zoom 11-0

COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	February 28, 2011

Date of Inspection	February 28, 2011

Property Name	Greenspoint at Paradise Valley Apartments

Property Address	4202 East Cactus Road Phoenix, Arizona 85032

Property Location	The subject is located on the northeast corner of East Cactus Road and North 42nd Street. This places the subject in the southern portion of the Phoenix MSA in Central Arizona, approximately 12 miles north of the Phoenix Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of February 28, 2011, free and clear of mortgage financing. The appraisal was prepared for Fox Partners II to provide a valuation of the property for client’ s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 15.87± acres

Zoning	“R-5” PCD, Residential District by the city of Phoenix

Improvements	The subject property consists of a 15.87-acre site improved with a 336-unit garden-style apartment complex containing 278,064 square feet of rentable area. Additional site improvements include a clubhouse, fitness center, swimming pool with surrounding patio/deck areas and spa, pet park, playground, some covered parking, business center, gated access, asphalt- paved driveways and surface parking areas, concrete walkways and landscaping. The property is currently operating at stabilized occupancy and is in generally good condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	167-27-001 (Maricopa County Property Assessor’s Office)

Total 2010 Assessed Value	$19,000,000

Highest and Best Use
As If Vacant	Eventual multifamily development
As Improved	Continued use of the existing improvements
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 2
VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$1,519,469
Cap Rate	6.0%
Capitalized Value	$25,300,000
Value per Unit	$75,370
Value per Sq Ft	$90.99

Sales Comparison	$25,200,000
Value per Unit	$75,000
Value per Sq Ft	$90.62

Cost Approach	N/A

APPRAISED VALUE	$25,300,000
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 3

PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 15.87±-acre site improved with a 336- unit apartment complex known as Greenspoint at Paradise Valley Apartments.

The physical address of the property is 4202 East Cactus Road, Phoenix, Maricopa County, Arizona.

The subject property is identified by the Maricopa County Property Appraiser as Tax Parcel Identification Number 167-27-001.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in AIMCO/TTA 235. No arms length transfers were noted in the three year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.   Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.

Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 4

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale occurs as of a specified date.

2. An open and competitive market exists for the property interest appraised.

3. The buyer and seller are each acting prudently and knowledgably.

4. The price is not affected by undue stimulus.

5. The buyer and seller are typically motivated.

6. Both parties are acting in what they consider their best interest.

7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Fox Partners II, the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 5

• The time a property remains on the market.

•    The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey Fourth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 0 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 6

REGIONAL AND AREA ANALYSIS

Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

Introduction	The subject property is located in the city of Phoenix, Maricopa County, Arizona. The City of Phoenix is located in the south central portion of the state of Arizona, approximately 389 miles east of Los Angeles and 449 miles west of Albuquerque, New Mexico. Encompassing an estimated 9,226 square miles of land, metropolitan Phoenix is comprised of twenty-four incorporated cities within the County of Maricopa, of which the largest include Phoenix, Mesa, Scottsdale, Tempe, Glendale, and Chandler. In the following discussion, we will describe the Phoenix Metropolitan Area’s population and economic characteristics.

Economy	In the past, the employment picture was dominated by industries which evolved around the State’s natural resources, including copper, cattle, cotton, dates, olives, citrus, and other subtropical fruits. However, the economic base of the Phoenix area has become more diversified in recent decades and these traditional businesses have declined in importance, being partially replaced by the high-technology and manufacturing industries. Some of the high-technology companies which have set up operations within the Phoenix Metropolitan Area include Motorola, Allied Signal, Honeywell, Intel Corp., SGS Thomson, Microelectronics, McDonnell Douglas and a number of others.

The establishment of high-technology facilities in Phoenix and the surrounding communities has generated numerous employment opportunities for residents of the metropolitan area. The Metropolitan Phoenix has generally enjoyed higher levels of employment relative to the State of Arizona as a whole. The following table illustrates various economic indicators for the metropolitan Phoenix area:
SUMMARY OF ECONOMIC INDICATORS – PHOENIX AREA

Indicators	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross metro product (C$B)	143	152.9	155.7	154.7	149.7	156.6	162.3	167.3	173.4	179.6
% change	9.1	6.9	1.9	-0.7	-3.2	4.5	3.7	3.1	3.6	3.6
Total employment (000)	1,787.50	1,884.00	1,914.70	1,866.40	1,720.30	1,705.10	1,714.60	1,758.10	1,823.70	1,875.90
% change	6.2	5.4	1.6	-2.5	-7.8	-0.9	0.6	2.5	3.7	2.9
Unemployment rate	4.1	3.6	3.4	5.3	8.5	9.1	8.9	7.4	5.7	4.5
Personal income growth	10.8	10.6	5.2	1.2	-3.5	2.2	3.9	7	7.7	6.6
Population (000)	3,884.60	4,046.60	4,175.60	4,287.30	4,364.10	4,447.50	4,577.80	4,714.20	4,834.90	4,956.00
Single-family permits	60,926	38,753	28,939	12,657	8,598	9,257	15,853	30,684	42,781	43,165
Multifamily permits	8,304	7,998	10,868	5,876	674	735	2,600	7,228	10,999	11,959
Existing-home price ($ths)	243.1	267.2	256	192.2	136.6	142.5	120.4	125.2	137.1	151.7
Mortgage originations ($mil)	93,195	85,197	60,832	36,944	42,524	33,381	24,688	28,491	34,563	39,788
Net migration (000)	123.3	124.4	84.1	69	34.3	39.9	85.7	91	74.5	74.2
Personal bankruptcies	28,023	5,254	7,180	13,458	24,500	24,593	31,148	36,084	31,659	28,926
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 7

Consumer industries have begun to lose jobs again in recent months, shifting the Phoenix-Mesa-Scottsdale economy back into neutral. Consumer balance sheets are overburdened with debt and consumption is subdued. The housing market is weakening after the expiration of the homebuyer tax credit. Phoenix has not dipped back into recession because improving conditions outside the state have bolstered demand for back office operations and supply-chain industries.

Consumer service industries will likely struggle over the next year, as households are not in a position to increase spending because of high debt loads. The relatively young population could not support the above- average homeownership rates of the last decade without relying on significant leverage, especially when affordability eroded during the housing bubble. Average household debt in Phoenix is 20% higher than the national average. Further, the younger cohort relies more on cyclical wage income and has smaller savings earning fixed incomes, which were more stable during the recession. Inflation-adjusted income is not expected to return to its pre-recession peak until 2012, a year after national incomes recover. In the meantime, job insecurity due to high unemployment will force households to be more cautious with their discretionary spending.

Businesses should rebuild back-office operations in line with the national recovery in early 2011, well before local consumption accelerates. Business service employment increased at a steady pace over the past year. Firms continue to reinvest in their depleted back-office operations in Phoenix, where staffs were cut by 14% during the recession. Temporary employment agencies are reporting higher rates of permanent job placements compared with last year, a sign business confidence is rising. Additionally, several firms are expanding call centers in the region and the trend will gain momentum, with office rents now more attractive than they were before the commercial real estate bubble. Rents will remain near their lows for a few years as vacancy rates remain above normal.

Manufacturing and transportation of goods should provide additional support in the near term while local demand is weak. Trade with Mexico, where one-third of the state’s exports are determined, has returned to prerecession levels. Households in states that avoided the housing bubble are also beginning to spend again. This bodes well for exporting industries in Phoenix, such as semiconductors. Chip makers posted solid revenue gains in the first half of the year and demand will continue to grow.

Manufacturers and wholesalers will rebuild inventories as sales accelerate. Amazon.com recently signed a lease for more than one million square feet at a local distribution center. Supply chain companies will realign their distribution channels coming out of the recession. Lower business costs compared with California and proximity to Los Angeles ports and Mexico will draw more logistics firms to Phoenix.
COGENT Realty Advisors, LLC

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Forecast	According to Moodys Economy.com, the next six months will be difficult as the West’s housing market struggles to stabilize. The unemployment rate is expected to inch slightly higher before peaking at 11% in early 2011, compared with about 10% nationally. Employment is not expected to surpass its prerecession level until late 2013, which is nearly in line with the nation. While housing will remain a drag on the initial recovery, the combination of technology-producing industries, export trade, and consumer travel and tourism will allow for the recovery to accelerate in 2012. Longer term, the region’s strong population growth will ensure that it outperforms the nation over the extended forecast horizon.

Transportation	The various communities comprising Metropolitan Phoenix are connected by a network of surface streets which extend in a grid pattern and provide the primary transportation routes throughout the Valley of the Sun. Furthermore, the Phoenix Metropolitan Area is also serviced by an extensive freeway system, with three major highways traversing through the region.

Interstate 10 stretches eastbound from southern California to Downtown Phoenix, where it takes a southeasterly turn to head towards Tucson. Extending southbound from the city of Flagstaff is the Black Canyon Freeway (Interstate 17), which runs through the western part of the region to merge with the Maricopa Freeway (Interstate 10). Finally, the Superstition Freeway (State Route 60) branches off from Interstate 10 to proceed northeast into the Apache-Sitgreaves National Forest.

Air transportation needs to the region are served primarily by the Sky Harbor International Airport, which is located approximately four miles southeast of Downtown Phoenix. One of the largest air travel hubs in the western United States, Sky Harbor Airport is serviced by a multitude of major airlines. Sky Harbor Airport is currently ranked the 11th busiest airport in the nation and the 17th most active in the world. Other area airports which maintain facilities for private aircraft use include Chandler Municipal Airport, Falcon Field, Glendale Memorial Airport, Scottsdale Municipal Airport, Memorial Airfield, Phoenix-Deer Valley and Phoenix Litchfield air terminals.

Government	Phoenix became one of the first cities to adopt a council-manager form of government. The city council appoints the city manager who is responsible for the city’s day-to-day management and operations. The city manager works with the mayor and city council to provide city services and pass ordinances that are important to residents. With the assistance of a management team, the city manager oversees Phoenix’s 40 departments and major city functions.

Education	The biggest Colleges/Universities in Phoenix include: University of Phoenix Online campus (Full-time enrollment: 14,783; Location: 3157 E. Elwood Street; Private, for-profit; Offers Doctor’s degree); University of Phoenix (FT enrollment: 9,152; Location: 4635 Elmwood Street; Private, for-profit; Offers Doctor’s degree); Phoenix College (FT
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enrollment: 5,911; Location: 1202 W Thomas Rod Public); Paradise Valley Community College (FT enrollment: 3,410; Location: 18401 N 32nd ST; Public); Devry (FT enrollment:
3,165; Location: 2149 W Dunlap Avenue; Private, for-profit); and Gateway College (FT enrollment: 2,969; Location: 108 N. 40th Street; Public). Phoenix also has an extensive public school system throughout the metroplex.

Health Care	Along with population growth in Phoenix has come an increased demand for health care services; meeting this need, the Phoenix medical community has become a major industry in the metropolitan area. More than 33,000 medical personnel are employed in the region. Forty-two licensed hospitals, providing in excess of 8,000 beds, serve the Phoenix metropolitan area; more than 2,000 physicians, dentists, psychiatrists, chiropractors, osteopaths, and ophthalmologists attend to health care needs.

The largest health care facilities in Phoenix are the Maricopa Integrated Health System with 621 beds; St. Joseph’s Hospital and Medical Center, housing 520 internationally for the treatment of neurological disorders; and Good Samaritan Regional Medical Center, with 619 beds. In 2000 a bone marrow transplant program for children was launched after Phoenix Children’s Hospital Foundation supplied a grant to underwrite the salary costs for a physician who specializes in pediatric bone marrow transplants.

Tourism	Tourism represents another important facet of the Phoenix Metropolitan Area. According to the Phoenix Chamber of Commerce, approximately 11 million persons visit Metropolitan Phoenix each year, generating over $5 billion in revenues to the area. While a number of visitors come for business purposes, many travel to Phoenix for leisure. Specifically, vacationers are attracted to Phoenix and neighboring Scottsdale for the warm weather and the numerous luxury resorts. Well-known establishments with extensive recreational amenities include, among others, the Marriott’s Mountain Shadows Resort and Golf Club, Hyatt Regency at Gainey Ranch, The Phoenician, the Scottsdale Princess and the Three Pointe Hilton Resorts (Squaw Peak, Tapatio Cliffs and South Mountain).

In addition, a significant portion of the tourist population is made up of retired persons from colder climatic places of residence, such as the Midwest and Canada, who opt to spend their winters in Arizona. These winter visitors, often called “snowbirds”, typically begin arriving in the area by the fall and stay as long as six months. Given the milder climate and increasing business opportunities offered by Metropolitan Phoenix, visitor travel and expenditures should continue to grow and remain a strong contributing factor in the economic prosperity of the area.

Conclusion	The young demographic that is weighing on Phoenix-Mesa-Scottsdale’s consumer industries in the near term will become an asset in the long run as the skilled labor force and low business costs attract investment. Financial and technical firms will concentrate in the area, providing well- paying jobs. The cyclical economy will outpace the nation once the
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housing market problems are resolved. In-migration will resume at an above-average pace, supporting robust retail and leisure/hospitality growth. In the long run, Phoenix will grow much faster than the nation.
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NEIGHBORHOOD ANALYSIS

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject is located in the northern portion of the City of Phoenix, approximately 14 miles north of or 20 to 30 minutes from downtown Phoenix, 12 miles northwest of or 25 minutes form Scottsdale and 15 miles north of or 20 to 30 minutes from Sky Harbor International Airport. The neighborhood is approximately 90% developed with a mixture of retail, office, medical, and multi-family housing land uses. The boundaries of the neighborhood are considered to be E. Greenway Road to the north, E. Shea to the south, N. 56th Street to the east, and US 51 to the west. The subject property is situated in the central sector of the defined neighborhood boundaries.

Land uses	Development surrounding the subject is varied. An office building is situated to the north, golf course and multifamily (condominium) uses to the south, retail to the east, and residential uses to the west. Commercial development in the area is most prevalent along E. Cactus Road, N. Tatum, N. 40th Street, E. Thunderbird, and E. Greenway Road. Land uses in the neighborhood are approximately 25% retail, 15% office, 40% single family, 10% multifamily, and 10% vacant land.

There are major retail developments at most of the major intersections within the neighborhood. The retail nucleus of the area is the Paradise Valley Mall, located just north of the subject. This mall contains Sears, Dillards, J. C. Penney’s, and Macy’s. The nearest grocery anchored shopping center is situated at the intersection of N. Paradise Valley Parkway and Cactus Road, just east of the subject.

Access	The subject’s location and access along Cactus Road allows for good access, egress/ingress, visibility, and exposure. The main north/south thoroughfares include US 51, N. 40th Street, N. 56th Street, and N. Tatum. Most of the interior thoroughfares are four to six lane roadways with center turn lane access. US 51 is a six-lane high-speed freeway system providing good access to the neighborhood. Public transportation is provided to area residents through the Valley Metro bus system with the closest stop being located along E. Cactus Road and within walking distance of the subject property. Traffic flow throughout the area appears to be well managed.
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Schools/ Services	The neighborhood is located within the Maricopa County School District. Community services in the neighborhood include police and fire protection provided by the City of Phoenix. All utility and municipal services are available in the neighborhood. Regional medical facilities are conveniently located throughout the Phoenix metropolitan area and easily accessible from the subject’s neighborhood.

Conclusion	The subject neighborhood is a well-located, stable and established mixed use area that offers good access to other parts of the metropolitan area. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	The physical address of the property is 4202 East Cactus Road, Phoenix, Arizona 85032. The subject is located at northeast corner of East Cactus Road and North 42nd Street. This places the subject in the northern portion of the Phoenix MSA in Central Arizona, approximately 12 miles north of the Phoenix Central Business District.

Site Area	The total land area equates to 15.87± acres, or approximately 691,297 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the north side of East Cactus Road and the east side of North 42nd Street.

Accessibility/Visibility	Ingress and egress to the property is good via the property’s primary access point along s the east side of North 42nd Street. The buildings are at street grade and visible to passing traffic.

Topography	The site is generally level and on grade with the bounding streets and adjoining properties.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt-paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	According to FEMA’s Flood Insurance Rate Map, Panel No. 04013C1680G, dated July 19, 2001, the property is reportedly located within Zone X, an area situated outside the 100-year flood plain.

Zoning	The subject is situated within the City of Phoenix. The city has an official zoning ordinance by which properties are placed under a specific zoning use or classification. The subject is situated within an “R-5” PCD, Residential Planned Community District. The purpose of the district is to provide standards specifically tailored to meet the needs of duplex and apartment developments.

Permitted uses within the district include apartment, townhome and duplex development. Commercial, retail and heavy industrial uses are not permitted. The following briefly outlines development regulations in the “R-5” PCD, Residential District.
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ZONING RESTRICTIONS

Maximum Height:	48 Feet

Maximum Lot Coverage:	50%

Minimum Lot Area	Guestrooms — 250 SF/Unit
Eff. Residential Units — 500 SF/Unit
1+ bedroom Residential Units — 1,000 SF/Unit

Minimum Front Yard:	20 Feet
Minimum Side Yard:	5 Feet
Minimum Rear Yard:	15 Feet
Parking:	1.3/Spaces/Unit (Efficiency Units)
1.5/Spaces/Unit (1 & 2 Br Units)
2.0/Spaces (3Br Units and above)
SOURCE: City of Phoenix Zoning Ordinance

The subject appears to represent an allowed and conforming use with respect to zoning.

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review. We have assumed for the purpose of this analysis that the value of the property is not negatively influenced by this factor. As we are not experts within this area, an inspection by properly licensed and or certified environmental consultant is recommended.

Improvements	There are 10 three-story apartment buildings, a free-standing building housing the clubhouse and leasing center, fitness center, laundry facility, one outdoor in-ground pool, some covered parking, open asphalt paved surface parking areas and internal paved drives. See following section titled Improvement Analysis for additional details.

Conclusions	The site attributes are well suited for the existing development and use.
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IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was originally constructed in 1983 as a garden-style apartment complex. The property was extensively renovated between 2006 and 2008, appears to be adequately maintained and in good physical condition.

The renovation consisted of repairs and updating to the subject’s building exteriors, apartment interiors and common areas. The building exterior improvements included repairs to building components as needed, new paint throughout and new roof cover where needed, sidewalk repairs and parking lot repairs and resurfacing. The interior improvements consisted of upgrading appliances, kitchen and bathroom cabinetry and countertops, flooring, doors and light fixtures. The common area redevelopment consisted of upgrading the property’s pool, clubhouse and fitness facility, adding barbecue areas and a dog park, and improving the property’s landscaping, exterior lighting and signage.

Layout & Configuration	The complex consists of a total of 336 apartment units within ten three-story residential buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 278,064 square feet, which suggests an average unit size of 828 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various Floor plans at the subject property as indicated by a review of client provided rent roll data and Floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bedroom/1 Bath	48	653	31,344
1 Bedroom/1 Bath	60	717	43,020
1 Bedroom/1 Bath	60	756	45,360
2 Bedroom/1 Bath	84	884	74,256
2 Bedroom/2 Bath	84	1,001	84,084

Totals/Averages	336	828	278,064

Source: Client provided rent roll data; compiled by CRA

The property contains 168 one-bedroom apartments and 168 two-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 98%.

Floor Plans	As indicated; the property offers a variety of one and two-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

EXTERIOR
Structure	The foundations are reinforced concrete slabs, on grade. The building structure is wood.
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Exteriors	Stucco exterior.

Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height is approximately 8 feet.

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.

Roof	The buildings have pitched and flat roofs. The attic area provides ventilation and is not readily accessible to tenants.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and unit entry areas.

Kitchens	Appliance package consisting of a refrigerator/freezer, electric range with oven, dishwasher and garbage disposal. Cabinets are painted or laminated wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet.

MECHANICAL SYSTEMS
HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by a central gas-fired water heater. Water and sewer charges are billed to tenants separately by the property based on a RUBS billing system.

Fire Protection	The property does not have fire sprinklers; however, there are hard wired smoke detectors. This is typical for this vintage property in the market.

Security	Deadbolts locks and door chains.

ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.
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Amenities	Amenities include perimeter fencing, swimming pool, spa, playground, fitness center, business center, and clubhouse.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, furnishings and fitness equipment in the clubrooms and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Good condition.

Roof	Average to Good condition. No roof leaks were reported.

Interiors	Good condition.

Common Area Amenities	Good condition.

Sidewalks & Paving	Good condition.

Landscaping	Good condition.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Maricopa County Property Appraiser records indicate that the subject improvements were originally constructed in 1983. The overall physical condition is good due to adequate maintenance levels.

Physical deterioration is primarily limited to general aging and normal wear and tear. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 28 years. As a result of the recent renovation, adequate maintenance and ongoing repairs, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 15 to 20 years suggesting a remaining economic life of 30 to 35 years.

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property
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operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property.

Conclusions	The subject improvements are in good physical condition overall, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Maricopa County Property Appraiser by Tax Parcel Identification Number 167-27-001-W.

Overview	Properties in Maricopa County are reportedly assessed each year. Taxes are paid in two installments, the first on October 1 and the second due March 1 of each calendar year. Tax rates are set in September of each year. Re-evaluation of assessments are conducted each year, with no ceiling on the rate of increase. Assessment values are 10% of the determined Market Value.

Limited Property Value is established by the State of Arizona and cannot be appealed. Taxes that are levied based on Limited Property Value fund county, state, city and school expenses.

Full Cash Value is established by the Maricopa County Assessor and can be appealed. Taxes that are levied based on Full Cash Value underwrite expenses incurred by various special districts, such as the Central Arizona Canal District, library districts, flood districts, etc. Bond programs are also funded by taxes levied based on Full Cash Value.

Assessments	The subject’s total 2010 actual valuation is $19,000,000 and the current assessment equates to $1,900,000. The subject’s valuation is appropriately aligned with the assessments exhibited by similar properties within the vicinity.

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.

Tax Rate	Tax rates have remained relatively stable reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline.

According to the subject’s taxing authorities in Maricopa County, the Year 2010 tax rate for the subject based on the limited property value is $6.0975 per $100 assessed value and the 2010 tax rate based on the full cash value is $3.4177 per $100 of assessed value.
Non-Ad Valorem
Assessments	None
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Real Estate Tax Projection	We have utilized the existing assessment and tax rate for purposes of calculating the tax liability in our valuation proforma. The table on the following page illustrates the projected taxes
PROJECT TAXES

	Market Values	Assessment Value	Tax Rate/$100	2010 Taxes

Limited Property Value	$19,000,000	$1,900,000	.060975	$115,852.50
Full Cash Value	$19,000,000	$1,900,000	.034177	$64,822.30
Special District				$950.00

			Total	$181,624
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APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader with an understanding of the Phoenix area apartment market and the local submarket within which the subject property competes. An analysis of the subject’s market segment is important as it sheds light on not only existing conditions, but trends in supply and demand. In analyzing the apartment market, an overview of the entire Phoenix apartment market was compiled from the REIS MetroTrend, Phoenix Apartment — 4th Quarter 2010. The following is a narrative of the data derived from this report.

Local Market Overview	According to Metro Trend, average occupancy in the Phoenix apartment market stood at 90.3% as of the end of the 4th Quarter of 2010, up from 89.7% at the end of the 3rd Quarter 2010, and up from 87.7% at the end of the 4th Quarter 2009. Average overall asking rental rates were reported to be $750 per unit at the end of the 4th Quarter 2010, essentially unchanged from $749 at the end of the 3rd Quarter 2010 and from $751 at the end of the 4th Quarter 2009. Meanwhile, net absorption in the 4th Quarter was 1,926 units, for a year-to-date net absorption of 9,164 units, following on net absorption of 2,143 units in 2009.

The following chart summarizes the historical occupancy, rental rates and absorption for the Phoenix apartment market since 2005.
TRENDS

		Inventory				Occupied	Net	Asking	Asking Rent
Year	Quarter	(Units)	Completions	Vac %	Vacant Stock	Stock	Absorption	Rent $	% Chg

2005	Y	246,301	3,528	6.4%	15,739	230,562	(1,379)	$707	2.5%
2006	Y	236,839	2,373	6.6%	15,532	221,307	(9,255)	$749	5.9%
2007	Y	245,378	5,510	8.3%	20,326	225,052	3,745	$773	3.2%
2008	Y	249,719	4,660	11.1%	27,632	222,087	(2,965)	$777	0.5%
2009	1	250,971	1,252	11.5%	28,907	222,064	(23)	$776	-0.1%
2009	2	253,158	2,363	11.7%	29,671	223,487	1,423	$772	-0.5%
2009	3	254,756	2,598	12.2%	31,031	223,725	238	$763	-1.2%
2009	4	255,724	968	12.3%	31,494	224,230	505	$751	-1.6%
2009	Y	255,724	6,181	12.3%	31,494	224,230	2,143	$751	-3.4%
2010	1	256,132	408	12.1%	31,068	225,064	834	$749	-0.3%
2010	2	257,410	1,278	11.5%	29,609	227,801	2,737	$750	0.1%
2010	3	258,173	789	10.3%	26,705	231,468	3,667	$749	-0.1%
2010	4	258,373	200	9.7%	24,979	233,394	1,926	$750	0.1%
2010	Y	258,373	2,675	9.7%	24,979	233,394	9,164	$750	-0.1%

While demand ran below supply from 2005 through 2008, demand began to exceed supply in 2009 and continued through 2010 as the supply of new units fell substantially. The lack of new units under construction is expected to result in continued improvement in occupancy in 2011.

The chart on the following page compares vacancy rates in the Phoenix apartment market with vacancy rates in the West and U.S.
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VACANCY RATES

	Quarterly			Annualized
	4Q10	3Q10	YTD Avg	1 Year	3 Year	5 Year	5 Yr Forecast

Phoenix	9.7%	10.3%	10.9%	11.0%	10.3%	9.1%	8.0%
West	5.8%	6.2%	6.4%	6.4%	5.9%	5.5%	5.0%
United States	6.6%	7.1%	7.4%	7.3%	6.8%	6.5%	5.7%

The Phoenix apartment market has underperformed the West apartment market in general. Vacancy in the Phoenix apartment market is expected to remain relatively stable over the next five years, with similar stability expected in the West and U.S. markets.

The following chart compares asking rent growth in the Phoenix apartment market with asking rent growth in the West and U.S.
ASKING RENT GROWTH

	Quarterly			Annualized
	4Q10	3Q10	YTD Avg	1 Year	3 Year	5 Year	5 Yr Forecast

Phoenix	0.1%	-0.1%	0.0%	-0.1%	-1.0%	1.2%	2.9%
West	0.4%	0.3%	0.2%	0.8%	-0.2%	2.0%	3.4%
United States	0.5%	0.5%	0.4%	1.6%	0.6%	2.0%	3.4%

Asking rents in the Phoenix apartment market increased 0.1% in the 4th Quarter 2010, following a -0.1% decrease in the 3rd Quarter 2010. The growth rate over the past twelve months was -0.1%, and the 5 Year forecast is for annual asking rent growth of 2.9%. The Phoenix apartment market has fared worse than the West and U.S. markets over the past five years in terms of rent growth. The forecast is for slightly lower rent growth in the Phoenix apartment market than in the comparative markets over the next five years.

The table on the following page summarizes asking rents and vacancy for the Phoenix apartment market, by property age, as of the end of the 4th Quarter 2010.
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RENTAL RATES AND VACANCY

Year Built	Vacancy Rate	Asking Rent

Before 1970	10.5%	$640
1970-1979	12.0%	$630
1980-1989	10.5%	$651
1990-1999	5.8%	$919
2000-2009	7.8%	$971
After 2009	23.8%	$1,044
All	9.7%	$750

As indicated in the preceding chart, average vacancy is highest in properties constructed after 2009 (23.8%) followed by properties constructed between 1970 and 1979. Average asking rental rates are highest in properties constructed after 2009 ($1,044), followed by properties constructed between 2000 and 2009.

The following table summarizes rents and rent growth for the Phoenix apartment market by unit type.
RENTAL TRENDS

Current Metro Average Rents and Sizes				Asking Rent Growth
			Avg Rent	Quarterly			Annualized
	4Q10	Avg SF	PSF	4Q10	3Q10	YTD	1 Yr	3 Yr	5 Yr

Studio/Eff	$498	419	$1.19	0.6%	-0.2%	-2.2%	-2.2%	-2.5%	0.4%
One Bedroom	$660	687	$0.96	0.0%	-0.3%	-0.6%	-0.6%	-1.5%	1.0%
Two Bedroom	$820	975	$0.84	0.1%	0.1%	0.1%	0.1%	-0.8%	1.2%
Three Bedroom	$1,129	1,263	$0.89	0.3%	0.6%	1.7%	1.7%	0.1%	1.1%

Over the past five years, approximately 21,400 units have been delivered in the Phoenix apartment market. Over this same period, net absorption was positive 2,830 units. Deliveries spiked in 2009 with 6,181 new units delivered. New deliveries in 2010 fell to 2,675. Reis’ latest construction count calls for the delivery of only 628 market-rate units in 2011.

Forecast	The table on the following page summarizes future deliveries, absorption, vacancy and rental rates for the Phoenix apartment market, according to REIS.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 24
ABSORPTION VACANCY AND RENTAL RATES

	Inventory				Occupied	Net	Asking	Asking Rent
Year	(Units)	Completions	Vac %	Vacant Stock	Stock	Absorption	Rent $	% Chg

2011	259,001	628	8.7%	22,532	236,469	3,075	$763	1.7%
2012	261,374	2,373	8.0%	20,992	240,382	3,913	$784	2.8%
2013	263,853	2,479	7.7%	20,668	243,185	2,803	$807	2.9%
2014	266,858	3,005	7.6%	20,391	246,467	3,282	$834	3.3%
2015	269,628	2,770	7.7%	20,736	248,892	2,425	$865	3.7%

REIS forecasts completion of 11,255 units over the next five years, with absorption of 15,498 units over the same period. Overall vacancy is expected to decline to 7.7% over the next five years, while average asking rental rates are expected to increase 15%, to $865 per unit.

Submarket Overviews	According to REIS, the subject is located in the Paradise Valley Submarket, According to Metro Trend, average occupancy in the subject submarket stood at 91.7% as of the end of the 4th Quarter of 2010, up from 85.9% at the end of the 4th Quarter 2009. Average overall rental rates were reported to be $701 at the end of the 4th Quarter 2010, down from $708 at the end of the 4th Quarter 2009. Meanwhile, net absorption at year end 2010 was 370 units, following on negative net absorption of -19 units in 2009. The following chart summarizes the historical occupancy, rental rates and absorption for the subject’s submarket since 2005.
SUBMARKET TRENDS

		Inventory				Asking	Asking Rent
Year	Quarter	(Units)	Completions	Vac %	Net Absorption	Rent $	% Chg

2005	Y	6,722	0	5.3%	-124	$702	4.3%
2006	Y	6,334	0	6.2%	-425	$749	6.7%
2007	Y	6,570	0	6.9%	176	$760	1.5%
2008	Y	6,379	0	13.8%	-618	$751	-1.2%
2009	Y	6,379	0	14.1%	-19	$708	-5.7%
2010	Y	6,379	0	8.3%	370	$701	-1.0%

Over the past five years, no new units have been delivered in the Paradise Valley submarket. Over this same period, net absorption was -206 units. According to REIS, no new units are expected to be delivered in the submarket over the next 5 years.

Summary	Overall, the factors attributing to the performance of properties within the submarket as compared to others within the region include a stable supply of existing units with limited additional apartment projects on the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the subject. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population and economic trends within the market into the foreseeable future.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 25

MARKET RENT ANALYSIS

Subject Property Leasing	A February 2011 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT AVERAGE ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	48	653	31,344	$703	$1.08	$33,744
1 Bedroom/1 Bath	60	717	43,020	$719	$1.00	$43,140
1 Bedroom/1 Bath	60	756	45,360	$759	$1.00	$45,540
2 Bedroom/1 Bath	84	884	74,256	$765	$0.87	$64,260
2 Bedroom/2 Bath	84	1,001	84,084	$837	$0.84	$70,308

Totals/Averages	336	828	278,064	$765	$0.92	$256,992

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 26
COMPARABLE RENTAL MAP

Cave Buttes Recreation Area
N CAVE CREEK RD
N 7TH ST
N TATUM BLVD
Pinnacle Peak Estates III
Pinnacle Peak Estates I
E PINNACLE PEAK RD
Pinnacle Peak Village
Currys Corner
Phoenix Deer Valley
Pinnacle Peak Estates II
E DEER VALLEY RD
N SCOTTSDALE RD
101
N 32ND ST
Rent #2
Desert Bell Estates II
Parque Vista Estates
Valley View
Paradise Valley Park
Quail Country Place
Mountain Vista
Pepper Ridge
Oakhurst
Windsong
The Town Square
Paradise City
Greentrails
Turtle Creek
Suncrest Villas East
Paradise Valley Miranda
Basking Ridge
Moon Valley Canyon
Rancho Santa Fe
Desert Ridge
Country Trace
Sahuro Park
Rent #1
Montclair Terrace
Sandalwood
Quail Valley
Greenway Parkv
Sunset Hills
E GREENWAY RD
Sunset Ridge I
Scottsdale
Lookout Mountain
Paradise Valley Oasis
Shadow Ridge II
Santiago
Crossed Arrows Park
Rent #3
The Covey
Ridgegate
Venturoso Park
Rent #4
Tower Terrace
Kensington
Paradise Village North II
E REDFIELD RD
51
Indian Bend Park
Heritage Highlands
Sereno Park
N 40TH ST
N 64TH ST
Shadow
Subject
Sweetwater Garden
Sonrisa Park
Desert Wind II
Cobblestone Square
Cactus
Rancho San Carlos
E CACTUS RD
Buenavante
Village Fairways
Links Point
Stony Mountain Villas
Altadena Park
Stoney Mountain Park
Orangetree Estates
North Mountain Park
Grafo Park
E SHEA BLVD
The Preserve
Phoenix Mountains Preserve
Estados de La Mancha II
Montort Park
Norton Park
Vista del Cerro
Mountain View Park
E DOUBLETREE RANCH RD
Heritage Terrace
Sunnyslope
Doubletree Canyon
Camelback Estates N
N CENTRAL AVE
SQUAW PEAK PKY
The Pointe
Squaw Peak
Skyline Heights
Santo Tomas
N 16TH ST
Shoshone Park
E INDIAN BEND RD
McCormick Railroad Park
Clearview Hills
Estate Monterra
E LINCOLN DR
Paradise Valley
Windemere

DELORME

Data use subject to license.
© 2007 DeLorme. Street Atlas USA® 2008.
www.delorme.com

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COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 27

SUBJECT PROPERTY	Greenspoint at Paradise Valley
4202 East Cactus Road
Phoenix, Arizona

Units	336

Year Built / Renovated	1983

Occupancy	98%

Amenities	Electric kitchen appliances, pantry, ceiling fans, walk-in closets, patio/balcony, fireplaces (select units) and mini-blinds. Complex amenities include clubhouse, business center, playground, fitness center, dog park and pool with spa.

Concessions	Prices change daily
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	48	653	31,344	$703	$1.08	$33,744
1 Bedroom/1 Bath	60	717	43,020	$719	$1.00	$43,140
1 Bedroom/1 Bath	60	756	45,360	$759	$1.00	$45,540
2 Bedroom/1 Bath	84	884	74,256	$765	$0.87	$64,260
2 Bedroom/2 Bath	84	1,001	84,084	$837	$0.84	$70,308

Totals/Averages	336	828	278,064	$765	$0.92	$256,992
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 28

COMPARABLE RENTAL 1	Alegria At Paradise Valley
15202 North 40th Street
Phoenix, AZ 85032

Units	380

Year Built / Renovated	1986/2004

Occupancy	92%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, ceiling fans and cable. Complex amenities include carports, outdoor pool with surrounding patio/deck area, laundry facilities, access gates, business center, some covered parking and fitness center.

Concessions	$87.50 Sure Bond
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

Studio	44	528	23,232	$595	$1.13	$26,180
1 Bedroom/1 Bath	168	557	93,576	$660	$1.18	$110,880
2 Bedroom/2 Bath	168	962	161,616	$785	$0.82	$131,880

Totals/Averages	380	733	278,424	$708	$0.97	$268,940

Comments	Property is located approximately 1.1 miles west of the subject.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 29

COMPARABLE RENTAL 2	Bela Sera
13616 North 43rd Street
Phoenix, AZ 85032

Units	200

Year Built / Renovated	1984

Occupancy	95%

Amenities	Electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, fireplace, and mini-blinds. Complex amenities include clubhouse, two pools with spa, fitness center, access gate, and laundry.

Concessions	None reported
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	56	681	38,136	$825	$1.21	$46,200
2 Bedroom/2 Bath	50	907	45,350	$940	$1.04	$47,000
2 Bedroom/2 Bath	94	981	92,214	$965	$0.98	$90,710

Totals/Averages	200	879	175,700	$920	$1.05	$183,910

Comments	Property is located 1.3 miles southeast of the subject.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 30

COMPARABLE RENTAL 3	Crestone At Shadow Mountain
3033 East Thunderbird Road
Phoenix, Arizona 85032

Units	248

Year Built	1992

Occupancy	96%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include two outdoor pools with patio/deck area, racquetball courts, sauna, fitness center, clubhouse, business center, and on site management

Concessions	$200 off move in.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	32	624	19,968	$619	$0.99	$19,808
1 Bedroom/1 Bath	32	667	21,344	$644	$0.97	$20,608
1 Bedroom/1 Bath	12	721	8,652	$668	$0.93	$8,016
1 Bedroom/1 Bath	32	741	23,712	$667	$0.90	$21,344
2 Bedroom/2 Bath	76	968	73,568	$801	$0.83	$60,876
2 Bedroom/2 Bath	32	1,037	33,184	$829	$0.80	$26,528
3 Bedroom/2 Bath	32	1,147	36,704	$1,142	$1.00	$36,544

Totals/Averages	248	876	217,132	$781	$0.89	$193,724

Comments	Property is located 2.5 miles southeast of the subject property.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 31

COMPARABLE RENTAL 4	Palisades
13440 North 44th Street
Phoenix, Arizona 85032

Units	539

Year Built / Renovated	1990/2008

Occupancy	93%

Amenities	Amenities include three swimming pools, clubhouse, volleyball court, business center, playground, tennis court, access gate, and a fitness center.

Concessions	Up to $200 off move-in
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	64	669	42,816	$614	$0.92	$39,296
1 Bedroom/1 Bath	96	783	75,168	$749	$0.96	$71,904
1 Bedroom/1 Bath	70	829	58,030	$800	$0.97	$56,000
2 Bedroom/1 Bath	48	995	47,760	$884	$0.89	$42,432
2 Bedroom/2 Bath	88	1,102	96,976	$821	$0.75	$72,248
2 Bedroom/2 Bath	88	1,154	101,552	$887	$0.77	$78,056
3 Bedroom/2 Bath	40	1,360	54,400	$971	$0.71	$38,840
3 Bedroom/2 Bath	42	1,481	62,202	$1,216	$0.82	$51,072

Totals/Averages	536	1,005	538,904	$839	$0.83	$449,848
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 32

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1984 and 1992. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers three (3) one bedroom floor plans which range from 653 to 756 square feet. The quoted average rental rates for these floor plans range from $703 to $759 per month, or $1.00 to $1.08 per square foot. The following chart outlines rental rates for similarly sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	653	$703	$1.08	Subject
	717	$719	$1.00
	756	$759	$1.00

Alegria at Paradise Valley	557	$660	$1.18	Similar
Bella Sera	681	$825	$1.21	Similar
Crestone at Shadow Mountain	624	$619	$0.99	Similar
	667	$644	$0.97
	721	$668	$0.93
	741	$667	$0.90
Palisades	669	$614	$0.92	Similar
	783	$749	$0.96
	829	$800	$0.97

Subject Range	653 -756	$703 - $759	$1.00 - $1.08
Comparable Range	557 - 829	$619 - $800	$0.90 - $1.18

The rents for comparable one bedroom floor plans range from $619 to $800 per unit per month or $0.90 to $1.18 per square foot. The subject is aligned within the range of rates quoted by the competitors. Review of market data and recent leasing activity indicates that the subject’s quoted rent structure is market-oriented.

Two-Bedroom Units	The subject offers two, two-bedroom floor plans that range in size from 884 to 1,001 square feet. The average rent for this unit type ranges from $765 to $837 per unit per month or $0.84 to $0.87 per square foot. The comparable two-bedroom units range in size from 907 to 1,154 square feet and have monthly asking rents ranging from $785 to $965 or $0.75 to $1.04 per square foot.
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	884	$765	$0.87	Subject
	1,001	$837	$0.84

Alegria at Paradise Valley	962	$785	$0.82	Similar
Bella Sera	907	$940	$1.04	Superior
	981	$965	$0.98
Crestone at Shadow Mountain	968	$801	$0.83	Similar
	1,037	$829	$0.80
Palisades	995	$884	$0.89	Similar
	1,102	$821	$0.75
	1,154	$887	$0.77

Subject Range	884 - 1,001	$765 - $837	$0.84 - $0.87
Comparable Range	907 - 1,154	$785 - $965	$0.75 - $1.04

COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 33

The subject’s quoted rent structure is appropriately aligned with within the range of rents commanded by comparable product in the market. After adjusting for variances in unit physical attributes and reviewing recent leasing activity, the subject’s quoted rent structure is deemed market oriented and appropriate for valuation purposes.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	48	653	31,344	$703	$1.08	$33,744
1 Bedroom/1 Bath	60	717	43,020	$719	$1.00	$43,140
1 Bedroom/1 Bath	60	756	45,360	$759	$1.00	$45,540
2 Bedroom/1 Bath	84	884	74,256	$765	$0.87	$64,260
2 Bedroom/2 Bath	84	1,001	84,084	$837	$0.84	$70,308

Totals/Averages	336	828	278,064	$765	$0.92	$256,992
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 34
HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses support a multi-family residential development. Characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property.

Legally Permissible	The subject property is currently zoned “R-5” PCD, Residential Planned Community District for residential use. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of current economic conditions, new construction is occurring in the regional area, however lack of construction financing resources have hampered new development. Capital constraints will likely limit prospects for new construction over the near term horizon. Given current market conditions, the financial feasibility for large-scale development is questionable at this time.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 35

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve and capital becomes available to warrant new development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex, built in 1983, is 98% occupied and able to collect market- oriented rents in its current condition. The improvements are functional, and have been adequately maintained with on-going repairs made when needed.

Legally Permissible	The subject property appears to be an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 36
VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash is estimated of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

Sales Comparison	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this approach represents the probable price at which the subject property would
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 37

be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvement realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 38
INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.   Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $256,992 per month or $3,083,904 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 3.0% in 2008 to a gain of 14.4% in 2010 of the gross rent potential. Review of the current rent roll indicates that current rents in place are slightly below the recently raised market rents estimated above. As existing leases roll they are assumed to renew at market rent levels and become more in line with the market rent structure. In consideration of the preceding explanation, a 1% loss to lease is factored into the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. None of the properties surveyed as rent comparables are currently offering rent concessions.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Page 39

Concessions amounted to 9.3% of the gross rent potential in 2008 and 14.8% in 2009 and increased to 19.4% in 2010 as economic and apartment market conditions began to soften. The subject is currently offering concessions in the form of reduced rents.

As concessions have begun to abate in recent months as market conditions are showing signs of improvements. As market fundamentals continue to improve, concessions will continue to abate. Based on the most recent indicators, a concession allowance of 7.0% is appropriate.

Vacancy/Credit Loss	The subject has a stable operating history and has been able to maintain its fair share of market occupancy over the past few years. The subject was 98% occupied on the date of inspection. The property is very competitive in the market as a result of adequate upkeep and ongoing repairs and competes effectively with newer product in the influencing area.

The subject’s current vacancy of 2% is less than the submarket vacancy rate of 8.3%. The subject’s current 98% level of occupancy is aligned with the high end and within the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Alegria	1986	380	92%
Bella Sera	1984	200	95%
Crestone	1992	248	96%
Palisades	1990	536	93%

Averages	1988	341	94%

From 2008 through 2010 the combined vacancy/collection loss allowance at the subject property ranged from about 17.6% in 2008 to 15.5% in 2009 and 5.9% 2010.

Based on the subject’s current occupancy and recent operating history and occupancy levels illustrated by competing properties in the influencing area, a vacancy/collection allowance of 6.0% is estimated. A combined vacancy and collection loss factor of 6.0% is forecasted in the valuation pro forma.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has ranged from $369 to $528 per unit between 2008 and 2010 and budgeted at $495 per unit for the 2011 budget. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $168,000 or $500 per unit.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have
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ranged from $380 to $646 per unit or 3.3% to 7.3% of the gross potential income over the past few years. Other Income is budgeted at $609 per unit or 7.4% of the gross rent potential for 2011. Other Income is projected at $625 per unit or 6.8% for the appraised fiscal year based on historical collections.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for the year end periods 2008 through 2010 and the operating budget for 2011. Expenses for similar apartment properties in the Phoenix area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
RECONSTRUCTED OPERATING STATEMENTS – GREENSPOINT AT PARADISE VALLEY

No. of Units	336
	2008		2009		2010		2011
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Budget	Per Unit

INCOME
Gross Rent Potential (Market Rent)	$3,957,978	$11,780	$3,816,526	$11,359	$2,907,124	$8,652	$2,764,239	$8,227
Loss to Lease	$(120,040)	$(357)	$(31,240)	$(93)	$417,463	$1,242	$0	$0
Concessions	$(367,757)	$(1,095)	$(565,467)	$(1,683)	$(563,244)	$(1,676)	$0	$0
Vacancy/Credit/Non-revenue Units	$(695,919)	$(2,071)	$(592,687)	$(1,764)	$(171,267)	$(510)	$(149,212)	$(444)

Net Rental Income (NRI)	$2,774,262	$8,257	$2,627,132	$7,819	$2,590,076	$7,709	$2,615,027	$7,783
Utility Reimbursement	$123,922	$369	$143,956	$428	$177,272	$528	$166,406	$495
Other Income	$133,397	$397	$127,733	$380	$216,981	$646	$204,703	$609

Total Property Income (EGI)	$3,031,581	$9,023	$2,898,821	$8,627	$2,984,329	$8,882	$2,986,136	$8,887

EXPENSES
Payroll	$431,596	$1,285	$437,004	$1,301	$444,357	$1,322	$376,429	$1,120
Utilities	$227,671	$678	$254,832	$758	$240,005	$714	$261,602	$779
Maintenance & Repairs	$238,785	$711	$247,461	$736	$230,114	$685	$233,441	$695
Marketing	$178,742	$532	$237,703	$707	$100,662	$300	$92,533	$275
Administration/Office	$91,097	$271	$97,316	$290	$88,914	$265	$117,566	$350
Real Estate Taxes	$149,695	$446	$163,085	$485	$181,625	$541	$186,342	$555
Insurance	$85,270	$254	$57,948	$172	$51,296	$153	$49,559	$147
Management Fee	$151,023	$449	$142,763	$425	$145,728	$434	$149,307	$444
Reserves	$(4,945)	$(15)	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$1,548,934	$4,610	$1,638,112	$4,875	$1,482,701	$4,413	$1,466,779	$4,365

NET OPERATING INCOME	$1,482,647	$4,413	$1,260,709	$3,752	$1,501,628	$4,469	$1,519,357	$4,522

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,285 to $1,322 per unit over the past few years and budgeted at $1,120 per unit in 2011. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $436,800, or $1,300 per unit, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $678 to $758 per unit
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between 2008 and 2010 and budgeted at $779 per unit for 2011. An amount of $735 per unit is projected and equates to $246,960 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, contract services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $685 to $736 per unit over the past few years and budgeted at $695 per unit for 2011. The repair/maintenance expense is estimated at $235,200, or $700 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property has been trending down and has ranged from $300 to $707 per unit and budgeted at $275 per unit for 2011. Based on historical expenditures and market data, marketing expenses are projected at $275 per unit, or $92,400.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $265 to $290 per unit and budgeted at $350 per unit for 2011. An amount of $275 per unit, or $92,400 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $181,624.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property ranged from $153 to $254 per unit in a downward trend. The budgeted amount for 2011 equates to $147 per unit. Insurance expenses are projected at $150 per unit or $50,400.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating
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statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $250 per unit is forecast. This amounts to $84,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,510,689, or $4,496 per unit. The indicated operating expense ratio is 49.9% when including reserves and 47.1% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Phoenix area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$3,083,904	$9,178	100.0%
Loss to Lease	$(30,839)	$(92)	-1.0%
Concessions	$(215,873)	$(642)	-7.0%
Vacancy/Credit/Non-revenue Units	$(185,034)	$(551)	-6.0%

Net Rental Income (NRI)	$2,652,158	$7,893	86.0%
Utility Reimbursement	$168,000	$500	5.4%
Other Income	$210,000	$625	6.8%

Total Property Income (EGI)	$3,030,158	$9,018	98.3%

EXPENSES			% of EGI

Payroll	$436,800	$1,300	14.4%
Utilities	$246,960	$735	8.1%
Maintenance & Repairs	$235,200	$700	7.8%
Marketing	$92,400	$275	3.0%
Administration/Office	$92,400	$275	3.0%
Real Estate Taxes	$181,624	$541	6.0%
Insurance	$50,400	$150	1.7%
Management Fee	$91,905	$271	3.0%
Reserves	$84,000	$250	2.8%

TOTAL EXPENSES	$1,510,689	$4,496	49.9%

NET OPERATING INCOME	$1,519,469	$4,522	50.1%

CAPITALIZATION RATE ANALYSIS
Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.5% to 6.9% with an average and median of 6.4%. The capitalization rates from these sales are summarized in the following table.
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SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Peaks at Papago	Mission Springs	Biscayne Bay	Pointe at South Mountain	Bayside at the Islands
Date of Sale	2/1/2011	7/29/2010	05/04/2010	2/3/2011	1/3/2011
Year Built	1990	1987	2001	1988	1989
Cap Rate	6.6%	6.9%	6.4%	6.7%	5.5%

The sales transactions are relatively recent and represent the sale of garden- style apartments like the subject property and situated in similar alternative locations in the metropolitan Phoenix area. The sale properties were built between 1987 and 2001. The subject property was constructed in 1983, was extensively renovated in 2006/2008, is well-maintained and completes effectively within the local market.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by recent transactions, a rate in the range of approximately 5.5% to 7.0% would be considered reasonable for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 4th Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.50% - 14.00%	Range
	8.91%%	Average
Overall Capitalization Rate	4.25% - 10.00%	Range
	6.51%	Average
Terminal Capitalization Rate	5.00% - 9.75%	Range
	7.03%	Average

Source: Korpacz Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
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OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is a good quality apartment complex that was recently renovated, situated in an established residential neighborhood with good access and competes effectively with substitute properties in the local market. The property maintains a good location and is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 98% occupied as of February 28, 2011 according to the submitted rent roll.

An OAR ranging from approximately 5.5% to 7.0% was suggested from a review of recent sales data ascertained from the local market. The Korpacz investor survey indicates that the average rate for garden apartments in the national market is approximately 6.5%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market and considering the trend in overall rates within the past few quarters, a capitalization rate of approximately 6.0% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,519,469 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value

$1,519,469	÷	6.0%	=	$25,324,483

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of February 28, 2011, is rounded to:
TWENTY-FIVE MILLION THEE HUNDRED THOUSAND DOLLARS
($25,300,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $50,327 to $86,000 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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PRESENTATION OF COMPARABLE SALES DATA

	1	2	3	4	5
Name	Peaks at Papago	Mission Springs	Biscayne Bay	Pointe at South Mountain	Bayside at the Islands
Location	815 N 52nd Street	1311 W Baseline Road	300 E Warner	8809S Pointe Pky	1300 W Warner
	Phoenix, AZ 85008	Tempe, AZ 85283	Chandler, AZ 85225	Phoenix, AZ 85044	Gilbert, AZ
Grantor	Spruce Grove Inc.	NW-Mission Springs, LLC	Fund IX Chandler LLC	EQR-Codelle LLC	EQR Cydney White
				CH Pointe at South
Grantee	Peaks at Papago Inc.	MICS MS, LLC	Biscayne Bay Apartments, LP	Mountain	MIC LLC
Sales Price	$46,000,000	$15,400,000	$43,500,000	$22,700,000	$23,392,000
Sale Date	2/1/2011	7/29/2010	5/4/2010	2/3/2011	1/3/2011
Year Built	1990	1987	2001	1988	1989
No. of Units	768	306	512	364	272
Net Rentable Area (SF)	592,374	216,200	475,720	310,088	237,950
Avg. Unit Size (SF)	771	707	929	852	875
Occuapncy	86%	95%	98%	92%	96%
Price/SF	$77.65	$71.23	$91.44	$73.21	$98.31
Price/Unit	$59,896	$50,327	$84,961	$62,363	$86,000
Net Income	$3,054,400	$1,054,900	$2,784,000	$1,520,900	$1,286,560
NOI/SF	$5.16	$4.88	$5.85	$4.90	$5.41
NOI/Unit	$3,977	$3,447	$5,438	$4,178	$4,730
Cap Rate (OAR)	6.6%	6.9%	6.4%	6.7%	5.5%
EGIM	8.3	6.2	8.7	8.7	9.6
Expense Ratio (OER)	45%	58%	39%	44%	47%
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COMPARABLE SALES MAP

Pleasant Valley
Deer Valley
Phoenix Deer Valley
Cave Creek
Subject
Cactus
Scottsdale
Rio Verde
Verde River
Fort McDowell
Fountain Hills
Sun City
Peoria
Glendale
Paradise Valley
Scottsdale
Salt River
Sale #1
Papago AAF/NG
Phoenix
Phoenix Sky Harbor Intl
Falcon Fld
Tolleson
Tempe
Mesa
Sale #2
Sale #4
Guadalupe
Laveen
Sale #5
San Carlos
Gilbert
Sale #3
Chandler
Stellar Airpark
Higley
Williams Gateway
Germann
Chandler Muni
Chandler Heights
Montezuma Peak
Bapchule
74
101
51
17
10
87
60
143
202
347
587

DELORME

Data use subject to license.
© 2007 DeLorme. Street Atlas USA® 2008.
www.delorme.com

MN (10.9° E)

0 1 2 3 4 5 6 7 8 9 mi

Data Zoom 9-3

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Phoenix, Arizona	Page 48

ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately
After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between July 2010 and February 2011. All of the sale represent very recent sales and do not warrant adjustment for market conditions.

Location	With the exception of Sales #3 and #5, the location of the subject property is rated as being inferior to the location of the comparable properties. Sale #5 is situated in a location deemed slightly superior to the subject.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject. Some of the sale properties represent newer construction however the subject property has been renovated, adequately maintained and competes effectively within the market. Appropriate adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 828 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.
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Amenities	The subject offers an amenity package that is typical for B+ Class, suburban garden-style apartment projects. No adjustments were warranted to the comparables.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized income levels. No adjustments were warranted.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following page.
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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Peaks at Papago	Mission Springs	Biscayne Bay	Pointe at South Mountain	Bayside at the Islands
Address	815 N 52nd Street	1311 W Baseline Road	300 E Warner	8809 S Pointe Pky	1300 W Warner
	Phoenix, AZ 85008	Tempe, AZ 85283	Chandler, AZ 85225	Phoenix, AZ 85044	Gilbert, AZ
Sale Date	2/1/2011	7/29/2010	05/04/2010	2/3/2011	1/3/2011

Price per Unit	$59,896	$50,327	$84,961	$62,363	$86,000

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$59,896	$50,327	$84,961	$62,363	$86,000
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$59,896	$50,327	$84,961	$62,363	$86,000
Time	0.0%	0.0%	0.0%	0.0%	0.0%

Time Adjusted Price per Unit	$59,896	$50,327	$84,961	$62,363	$86,000

Location	20%	20%	0%	15%	-5%
Age/Condition/Quality	5%	10%	-5%	5%	0%
Average Unit Size	0%	10%	-5%	0%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	25%	40%	-10%	20%	-10%

Adjusted Price per Unit	$74,870	$70,458	$76,465	$74,836	$77,400
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VALUE CONCLUSION	After analysis and adjustments, a value range of $70,458 to $77,400 per unit is indicated. The mean and median adjusted prices are $74,806 and $74,870. Sales #1, #3, #4 and #5 required the least adjustment and are accorded emphasis in the final derivation of value. The final value of the property via the Sales Comparison Approach is based on $75,000 per unit as follows.

Number of Units		Price per Unit		Indicated Value

336	x	$75,000	=	$25,200,000

Applying the value concluded above to the Net Operating Income and Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 6.0% and EGIM of approximately 8.3. Both of these indicators are well within the range exhibited by the sales transactions (with OARS ranging from 5.5% to 6.9% and EGIMs ranging from 6.2 to 9.6). These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of February 28, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:
TWENTY FIVE MILLION TWO HUNDRED THOUSAND DOLLARS
($25,200,000)
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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is February 28, 2011. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$25,300,000
Sales Comparison Approach	$25,200,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based on trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 28, 2011 is:
TWENTY-FIVE MILLION THREE HUNDRED THOUSAND DOLLARS
($25,300,000)
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Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
ADDENDA
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Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Typical Unit Entry
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Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Entry corridor
Exterior view along parking area
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Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Covered parking area
Property frontage along 42nd Street
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Pool and typical building elevation
Barbeque area and typical building elevation
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior view of typical unit
Interior view of typical bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior view of clubroom
Interior of fitness room
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
FLOOR PLANS
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Birchwood
One Bedroom/One Bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Cypress
1 Bedroom / 1 Bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Aspen
1 Bedroom / 1 Bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Driftwood
2 Bedroom / 1 Bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Evergreen
2 Bedroom / 2 Bath
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
IMPROVED SALES PHOTOGRAPHS
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
COMPARABLE SALES PHOTOS
Sale No. 1 - Peaks at Papago
Sale No. 2 - Mission Springs
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
Sale No. 3 - Biscayne Bay
Sale No. 4 - Pointe at South Mountain
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
COMPARABLE SALES PHOTOS
Sale No. 5 - Bayside at the Islands
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
APPRAISER QUALIFICATIONS
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	March 28, 2011
Phoenix, Arizona	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Georgia and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC